EXHIBIT 17

November 3, 2014

Attention Board of Directors of Walker Lane Exploration:

Please let this letter serve as my formal letter of immediate resignation as President, Chief Executive Officer (CEO) and Chairman of the Board of Walker Lane Exploration (GSPND). I have enjoyed my tenure with Goldspan Resources, Inc., as well as with Walker Lane Exploration for the short term I have served there. I do clearly support the efforts of the Company and do plan to continue serving as a Board Member.

Best Regards,

/s/ Phillip Allen

Phillip Allen